UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

ID Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449489103

(CUSIP Number)

Mr. Charles Frumberg

Emancipation Capital

825 Third Avenue

New York, New York 10022

(212) 605-0661

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Emancipation Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,719,426 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,719,426 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,426 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		702,010 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

702,010 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

702,010 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Emancipation Capital SPV IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,017,416 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,017,416 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,416 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Emancipation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,719,426 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,719,426 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,426 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Circle N Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		19,067 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,719,426 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

19,067 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,719,426 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,493 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 449489103

AMENDMENT NO. 7 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 28, 2015, Amendment No. 1 thereto filed with the Securities and Exchange Commission on March 9, 2016, Amendment No. 2 thereto filed with the Securities and Exchange Commission on September 27, 2016, Amendment No. 3 thereto filed with the Securities and Exchange Commission on November 16, 2016, Amendment No. 4 thereto filed with the Securities and Exchange Commission on March 27, 2017, Amendment No. 5 thereto filed with the Securities and Exchange Commission on March 28, 2017 and Amendment No. 6 thereto filed with the Securities and Exchange Commission on January 22, 2018 (as so amended, the "Schedule 13D") with respect to Common Stock of the Issuer. Terms previously defined in the Schedule 13D are used herein as so defined.

Item 2.	Identity and Background.

Item 2 is hereby amended to state that Circle N is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 7.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to state that as of March 15, 2019 the Reporting Persons used a total of $8,859,760 in the aggregate to acquire the shares of Common Stock held by Emancipation Master Ltd. and SPV IV reported herein. The shares of Common Stock directly held by Emancipation Master Ltd. and a portion of the shares of Common Stock directly held by SPV IV were acquired with investment funds in accounts under management. The remainder of the shares of Common Stock directly held by SPV IV were acquired from a non-affiliated third party in exchange for membership interests in SPV IV. The shares of Common Stock directly held by Mr. Frumberg were awarded to him as restricted stock grants in his capacity as a director of the Issuer.

Item 4.	Source and Amount of Funds or Other Consideration.

Item 4 is hereby amended to add the following:

On March 13, 2019, the Issuer entered into an Investment and Transaction Agreement (the “Investment Agreement”) by and among the Issuer, PowerFleet, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Parent”), PowerFleet US Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Parent, and ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (the “Investors”).

Concurrently with the execution of the Investment Agreement, the Reporting Persons entered into a Voting and Support Agreement (the “Voting Agreement”) with the Issuer, the Investors and Pointer Telocation Ltd., pursuant to which the Reporting Persons agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote in favor of (a) adopting the Investment Agreement and approving the Transactions, including the Parent Merger (as such terms are defined in the Investment Agreement), and approving certain material changes to Parent’s certificate of incorporation, and (b) any proposal to adjourn a meeting of the Issuer’s stockholders at which such approval is sought which the Issuer supports. The Reporting Persons granted to the Investors an irrevocable proxy to vote their shares of Common Stock in accordance with the foregoing, exercisable only if the Reporting Persons fail to comply with their obligations under the Voting Agreement. The Reporting Persons also agreed to certain restrictions on transfer of their shares of Common Stock. The Voting Agreement will terminate upon the earliest to occur of (i) the mutual written consent of the parties, (ii) the effective time of the Acquisition (as defined in the Investment Agreement), (iii) the termination of the Investment Agreement and the Porsche Merger Agreement (as defined in the Investment Agreement) in accordance with their respective terms, (iv) the occurrence of a Company Adverse Recommendation Change, as defined in, and in compliance with the terms of, the Investment Agreement, and (v) the effectiveness of any amendment to the Investment Agreement that would change the conversion of each share of Common Stock into the right to receive one share of common stock of Parent.

8

CUSIP NO. 449489103

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs of Item 5 are hereby amended and restated to read in their entirety as follows:

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 7 to Schedule 13D. Percentage ownership is based on 18,119,738 shares of Common Stock outstanding as of November 7, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 13, 2018.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth below. All such transactions were effectuated by in the open market through a broker.

Trade Date	Purchaser	Number of Shares Purchased	Price Per Share (excluding commissions, if any)
3/15/19	Emancipation Master Ltd.	10,000	$6.1201

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Voting Agreement defined and described in Item 4.

On March 15, 2019, Emancipation Management, Emancipation Master Ltd., SPV IV, Capital and Mr. Frumberg entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to the filing of this Amendment No. 7 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

9

CUSIP NO. 449489103

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement, dated March 15, 2019, by and among Emancipation Management LLC, Emancipation Capital Master Ltd., Emancipation Capital SPV IV LLC, Emancipation Capital LLC and Charles Frumberg.
99.2	Voting Agreement, dated as of March 13, 2019, by and among I.D. Systems Inc., ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P., Pointer Telocation Ltd., Emancipation Management LLC, Emancipation Capital Master Ltd., Emancipation Capital SPV IV LLC, and Emancipation Capital LLC.

10

CUSIP NO. 449489103

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: March 15, 2019

Emancipation Management LLC

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

Emancipation Capital Master, Ltd.

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

Emancipation Capital SPV IV LLC
By Emancipation Capital LLC, its managing member

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

Emancipation Capital LLC

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

Circle N Advisors, LLC

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Chief Executive Officer

/s/ Charles Frumberg
Charles Frumberg

11